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SECURIT 06009756 SSION

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RECEIVED APR 07 2006 190 SEC MAIL PROCESSING SECTION WASH., D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02.18.05 (MM/DD/YY) AND ENDING 12.31.05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roseview Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street, Suite 610 (No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Goldsmith 617-951-3900 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael, LLP (Name – *if individual, state last, first, middle name*)

52 Church Street (Address) Boston (City) MA (State) 02116 (Zip Code)

PROCESSED AUG 30 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD

OATH OR AFFIRMATION

I, John Goldsmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roseview Securities, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KENNETH R. REED
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 30, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of

Roseview Securities LLC

December 31, 2005

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Members
Roseview Securities LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Roseview Securities LLC as of December 31, 2005, and the related statements of income, changes in members' equity and cash flows for the period February 18, 2005 (date of inception) to December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roseview Securities LLC as of December 31, 2005, and the results of its operations and its cash flows for the period February 18, 2005 (date of inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
April 4, 2006

ROSEVIEW SECURITIES LLC

Statement of Financial Condition
As of December 31, 2005

ASSETS:		
Cash and Cash Equivalents	$	24,998
TOTAL ASSETS	$	24,998
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accrued Expenses	$	4,000
TOTAL LIABILITIES		4,000
MEMBERS' EQUITY		20,998
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	24,998

The accompanying notes are an integeral part of these financial statements.

ROSEVIEW SECURITIES LLC

Statement of Income Changes in Members' Equity
For the Period February 18, 2005 (Date of Inception) to December 31, 2005

REVENUE	$ -
OPERATING EXPENSES:	
Organzation Costs	6,089
Professional Fees	41,050
Other Operating Expenses	11,185
TOTAL OPERATING EXPENSES	58,324
NET LOSS	(58,324)
Members' Equity, Beginning	-
Contributions	79,322
Members' Equity, End of Year	$ 20,998

The accompanying notes are an integeral part of these financial statements.

ROSEVIEW SECURITIES LLC

Statement of Cash Flows
For the Period February 18, 2005 (Date of Inception) to December 31, 2005

Cash Flows from Operating Activities:	
Net Loss	$ (58,324)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Increase Accrued Expenses	4,000
Total Adjustments	4,000
Net Cash Used in Operating Activities	(54,324)
Cash Flows from Financing Activities:	
Capital Contributions	79,322
Net Increase in Cash and Cash Equivalents	24,998
Cash and Cash Equivalents at Beginning of Year	-
Cash and Cash Equivalents at End of Year	$ 24,998

The accompanying notes are an integeral part of these financial statements.

Note 1 – ORGANIZATION:

Roseview Securities LLC (the Company) was established on February 18, 2005. The primary activity of the Company is to place private securities with institutional investors. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the National Association of Securities Dealers (NASD) as well as certain other regulatory agencies. While it is based in Boston, Massachusetts it has no geographical limits on its operations.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - A principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The Company recognizes revenues from referral fees when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client. Under certain contractual arrangements fees and other income described above received in prior year may be reclaimed by, and become refundable to the client if certain performance benchmarks are not achieved by the underlying fund. Such amount is recognized as a reduction in revenue in the year the fees became refundable. Consulting fees are recognized at such time as the fees are payable under the consulting agreement.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could vary from these estimates.

Income Taxes - The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxable to its members.

Basis of Accounting - The Partnership uses the accrual method of accounting for financial reporting purposes.

Note 2 – NET CAPITAL REQUIREMENTS:

The Compamy is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At December 31, 2005, the Company had net capital of $20,998 which was $15,998 in excess of its required net capital of $5,000. The Company's net capital ratio was 4 to 1.

ROSEVIEW SECURITIES LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2005

NET CAPITAL	
Net Capital	$ 23,248
AGGREGATE INDEBTEDNESS	
Accrued Expenses	$ 1,750
Total Aggregate Indebtedness	$ 1,750
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	218
Minimum dollar net capital requirement	5,000
Excess Net Capital	18,248
Excess Net Capital at 1000%	23,073
Ratio: Aggregate Indebtedness to Net Capital	8%

ROSEVIEW SECURITIES LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2005

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17a-5 as of December 31, 2005)

Net Capital as Reported in Company's Part IIA FOCUS Report	$ 23,248
Audit Adjustments for:	
Accounts Payable and Other Accruals	(2,250)
Net Capital Per Above	$ 20,998

Raphael and Raphael LLP
Certified Public Accountants and Consultants

Boston, Massachusetts 02116
Tel: (617) 357-0100
Fax: (617) 542-0034
info@rrllp.com